Exhibit 99.5

NICE Positioned as the Overall Exemplary Vendor in 2022 Value Index for Agent
Management by Ventana Research

NICE ranked highest among 18 vendors and recognized as a Value Index Leader across all seven categories evaluated

Hoboken, N.J., January 13, 2021 – NICE (Nasdaq: NICE) today announced that it has been named the overall Exemplary Vendor in the 2022 Value Index for Agent Management report by Ventana Research. NICE ranks highest from among 18 vendors assessed and was named a Value Index Leader across all seven categories evaluated in the report. For a complimentary copy of the report, please click here.

Keith Dawson, Vice President and Research Director for Customer Experience at Ventana Research, said, “Choosing the right agent management technology has a major impact on businesses, lowering the total cost of ownership, increasing the return on investment and boosting an organization’s ability to reach its performance potential. NICE has demonstrated leadership across all categories under product and customer experience through CXone and is well deserving of the top rank it has received.”

"Our analysis of agent management tools found that many vendors are focusing on helping organizations cope with the lasting disruption from the pandemic,” continued Keith Dawson. “Technology has evolved far beyond old school workforce optimization. For vendors, expanding the scope of their portfolios into areas like knowledge management and real time agent guidance (for example) is a way to differentiate and add value to their customers.”

Among the categories assessed and in which NICE received top ratings include Adaptability, Capability, Manageability, Reliability, TCO/ROI, Usability and Validation. These categories were mapped across the product experience and customer experience axes, classifying NICE as the overall leader in Ventana Research’s Value Index for Agent Management report.

Paul Jarman, CEO, NICE CXone, said, “With today’s hybrid work model and raising employee engagement requirements, organizations must deliver flexibility, ease of use and adaptability to engage agents and drive positive work experiences. It has highlighted the importance of empowering and preparing agents to address any customer needs event. NICE’s leadership in this report is indicative of our continued commitment to driving meaningful agent experiences through cutting-edge innovation via our CXone and Workforce Management solutions.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.